Exhibit 99.1
PRESS RELEASE
CRESCENT POINT ANNOUNCES STRONG Q3 2017 RESULTS AND UPWARDLY REVISED 2017 GUIDANCE
October 26, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2017.
KEY HIGHLIGHTS

•	Achieved third quarter 2017 average production growth of 10 percent year-over-year.

•	Increased 2017 average production guidance to 175,500 boe/d from 174,500 boe/d based on positive operating results.

•	Advanced new play development in Uinta and Williston basins, organically expanding resource base and inventory.

•	Transacted over $190 million of non-core dispositions at an accretive metric of approximately $64,000 per flowing boe.
"We continue to exceed our targets and achieve growth within our high quality assets," said Scott Saxberg, president and CEO of Crescent Point. "We are also expanding our large oil-in-place resource base with successful new play development. One key highlight in 2017 is our progress in Uinta, which has led to new horizontal drilling locations, potentially doubling the productive capacity of our total corporate inventory."
OPERATIONAL HIGHLIGHTS

•	Crescent Point achieved average production of 176,069 boe/d. This increase of over 15,000 boe/d since third quarter 2016 is driven by growth in each of the Company's core resource plays.

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In the Uinta Basin, Crescent Point advanced horizontal development across multiple zones while delivering strong results. The Company's previously reported one-mile Wasatch well continues to flow at approximately 1,000 boe/d and has produced over 200 mboe in only 125 days. Crescent Point also recently completed a successful one-mile Uteland Butte well with a 60-day flow rate of approximately 640 boe/d. Initial production rates for the Wasatch and Uteland Butte wells were comprised of over 90 percent oil and liquids, similar to results from the Company's Castle Peak program. Further optimizing its capital efficiencies, Crescent Point plans to complete vertically stacked two-mile horizontals targeting each of the Castle Peak, Wasatch and Uteland Butte zones in fourth quarter 2017.

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During 2017, the Company increased its strategic position in the Flat Lake resource play by adding approximately 500 net sections targeting multiple zones, including a new large developing resource in the Lodgepole zone.

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Crescent Point is improving capital efficiencies and ultimate recoveries by advancing new technologies such as its Injection Control Device (ICD) waterflood systems. The Company currently has 46 ICD waterflood systems in place showing encouraging results and remains on track to have a total of 50 ICD systems installed by year end.

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As part of its operations improvement program, Crescent Point continued the implementation of remote field monitoring and automation pilots in its core areas to reduce downtime, optimize wellbores and increase staff efficiency. The Company also recently initiated a solar power pilot in Saskatchewan supporting its climate change initiatives.

FINANCIAL HIGHLIGHTS

•	Funds flow from operations totaled $389.0 million or $0.71 per share diluted. Crescent Point achieved a payout ratio of 13 percent based on cash dividends paid of $0.09 per share during the quarter.

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The Company spent $423.7 million on drilling and development activities during third quarter, drilling 251.0 (201.2 net) wells. Total capital expenditures, including land, seismic and facilities were $505.7 million.

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During third quarter 2017, Crescent Point completed or entered into agreements to dispose of over $190 million of non- core assets. The Company expects the majority of these transactions to close during fourth quarter 2017 and continues to market additional non-core assets.

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Crescent Point continued to add oil hedges during third quarter 2017 as part of its risk management program. As at October 23, 2017, 48 percent of fourth quarter 2017 oil production, net of royalty interest, and 25 percent of first half 2018 oil production, net of royalty interest, are hedged at a weighted average market value price of approximately CDN$70.00/bbl. The Company has also recently added oil hedges through to second quarter 2019 and continues to have a significant amount of natural gas production hedged through 2019 at a weighted average price of CDN$2.82/GJ.

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Crescent Point retains a significant amount of liquidity with no material near-term debt maturities. As at September 30, 2017, the Company's cash and unutilized credit capacity was approximately $1.5 billion.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and the Forward-Looking Statements and Reserves Data sections of this press release, respectively.

OUTLOOK AND INCREASED 2017 GUIDANCE
Crescent Point is increasing its 2017 average production guidance to 175,500 boe/d, up from 174,500 boe/d. The Company's exit guidance remains unchanged at 183,000 boe/d as it is in the process of disposing additional non-core assets.
"This year alone, we have increased our production guidance for the second consecutive quarter," said Saxberg. "Organically, we have also increased our land base, potentially doubled the productive capacity of our corporate inventory and identified new future growth areas in each of the Uinta and Williston basins."
Crescent Point's third quarter dispositions and agreements entered into subsequent to the quarter will fund a planned increase to the Company's total 2017 capital expenditures budget of $100 million. This increased budget primarily reflects capital allocated toward new play development in the Uinta and Williston basins, including a new zone within the Flat Lake resource play.
"We are focused on maintaining a strong financial position by balancing cash outflows with inflows, including acquisitions and dispositions," said Saxberg. "Year-to-date, we have now sold or reached agreements to dispose of approximately $280 million of non-core assets and will direct proceeds toward debt reduction, our increased capital program and additional growth opportunities."
Similar to prior years, the Company expects to release its 2018 guidance in late fourth quarter 2017 or early January 2018.
OPERATIONS REVIEW
Drilling Results
The following table summarizes Crescent Point’s drilling results for the three months ended September 30, 2017:

Three months ended September 30, 2017	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Williston Basin (1)	-	113	-	-	-	113	99.5	100
Southwest Saskatchewan	-	107	-	-	-	107	84.5	100
Uinta Basin (1)	-	23	-	-	-	23	9.9	100
Other	-	8	-	-	-	8	7.3	100
Total	-	251	-	-	-	251	201.2	100

(1)	The net well count is subject to final working interest determination
Third Quarter Operations Highlights and Summary
In the Williston Basin and southwest Saskatchewan resource plays, the Company's development strategy included a combination of low-risk, high-return infill development and step-out drilling to expand economic boundaries and down-spacing to identify new drilling locations.
Throughout 2017, Crescent Point increased its strategic position in the multi-zone Flat Lake resource play within the Williston Basin by adding approximately 500 net sections. These lands provide large resource potential in a number of formations, including the Torquay, Ratcliffe and the new Lodgepole zone that the Company has identified with its step-out drilling program. During 2017, Crescent Point drilled several wells and proved oil productivity in the Lodgepole, which remains in an early stage of development. The Company now owns approximately 600 net sections targeting the Lodgepole zone at an average entry cost of approximately $40 per acre.
In the Uinta Basin, the Company's third quarter horizontal program included successful one-mile and two-mile horizontal wells targeting the Castle Peak, Wasatch and Uteland Butte zones. Crescent Point also initiated horizontal drilling on its new operating lands on the western portion of the basin with encouraging initial results.
The Company delineated a new zone in the Uinta Basin and completed a one-mile horizontal Uteland Butte well that flowed at approximately 640 boe/d after an initial 60-day period. Crescent Point's previously reported one-mile Wasatch well continues to flow without pump assistance at an impressive rate of approximately 1,000 boe/d and has produced over 200 mboe in 125 days.
The Company's fourth quarter 2017 Uinta Basin program is expected to further expand the resource play. This will be achieved with a step-out program on the western portion of the basin, vertically stacked two-mile horizontal development targeting each of the Castle Peak, Wasatch and Uteland Butte zones and additional completions optimization. Crescent Point plans to release its updated horizontal inventory in the Uinta Basin as part of its annual corporate inventory update toward year end.
"Our recent development success in the Uinta and Williston basins provide us with additional scale for long-term organic growth,” said Saxberg. “Since inception, we have focused on large oil-in-place resource plays, which has led Crescent Point to discover multiple new plays and grow production and reserves on a per share basis."
DISPOSITIONS UPDATE
During third quarter 2017, the Company completed or entered into agreements to dispose of approximately 3,000 boe/d of non-core assets for a total value of over $190 million, resulting in an accretive sales metric of approximately $64,000 per flowing boe. Crescent Point expects the majority of these transactions to be completed during fourth quarter, bringing total dispositions in 2017 to approximately $280 million. The Company is also currently marketing several additional non-core asset packages targeting potential proceeds of $100 to $200 million.

CONFERENCE CALL DETAILS
Crescent Point management will host a conference call on Thursday, October 26, 2017 at 10:00 a.m. MST (12:00 p.m. EST) to discuss the results and outlook for the Company.
Participants can access the conference call by dialing 844-231-0101 or 216-562-0389 and entering the passcode 2280912. Alternatively, to listen to this event online, please enter https://edge.media-server.com/m6/p/unj7pg6h into any web browser.
For those unable to participate in the conference call at the scheduled time, it will be archived for replay. The replay can be accessed by dialing 855-859-2056 or 404-537-3406 and entering the passcode 2280912. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.
Shareholders and investors can also find Crescent Point's most recent investor presentation on the Company's website.
2017 GUIDANCE
The Company’s guidance for 2017 is as follows:

Production Oil and NGLs (bbls/d) Natural gas (mcf/d)	Prior 157,500 102,000	Revised 158,000 105,000
Total average annual production (boe/d)	174,500	175,500
Exit production (boe/d)	183,000	183,000
Capital expenditures (1) Drilling and development ($ millions) Facilities and seismic ($ millions)	$1,290 $160	$1,380 $170
Total ($ millions)	$1,450	$1,550
(1)     The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
October 26, 2017

The Company's unaudited financial statements and management’s discussion and analysis for the quarter ended September 30, 2017, are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(Cdn$ millions except per share and per boe amounts)	2017	2016	2017	2016
Financial
Cash flow from operating activities	437.0	330.2	1,269.1	1,085.8
Funds flow from operations (1)	389.0	368.1	1,234.1	1,150.5
Per share (2)	0.71	0.72	2.26	2.25
Net income (loss)	(270.6)	(108.5)	(67.6)	(422.1)
Per share (2)	(0.50)	(0.21)	(0.12)	(0.83)
Adjusted net earnings from operations (1)	33.7	(22.0)	135.1	(12.1)
Per share (1) (2)	0.06	(0.04)	0.25	(0.02)
Dividends declared	49.4	47.2	148.2	211.1
Per share (2)	0.09	0.09	0.27	0.41
Payout ratio (%) (1)	13	13	12	18
Net debt (1)	4,135.9	3,620.3	4,135.9	3,620.3
Net debt to funds flow from operations (1) (3)	2.5	2.2	2.5	2.2
Climate change initiatives and asset retirement (4)	0.7	2.8	18.2	16.8
Weighted average shares outstanding
Basic	545.4	511.3	545.0	507.8
Diluted	546.2	514.0	546.7	510.5
Operating
Average daily production
Crude oil (bbls/d)	139,254	125,713	139,811	134,107
NGLs (bbls/d)	18,811	17,750	17,850	17,134
Natural gas (mcf/d)	108,021	102,883	104,117	104,515
Total (boe/d)	176,069	160,610	175,014	168,660
Average selling prices (5)
Crude oil ($/bbl)	54.74	51.56	57.27	45.70
NGLs ($/bbl)	25.90	15.90	25.47	12.93
Natural gas ($/mcf)	2.10	2.48	2.71	2.08
Total ($/boe)	47.34	43.71	49.96	38.94
Netback ($/boe)
Oil and gas sales	47.34	43.71	49.96	38.94
Royalties	(7.08)	(6.25)	(7.32)	(5.47)
Operating expenses	(12.97)	(12.18)	(12.58)	(11.06)
Transportation expenses	(1.96)	(1.96)	(2.09)	(2.13)
Netback before hedging	25.33	23.32	27.97	20.28
Realized gain on derivatives	3.29	5.95	1.83	9.00
Netback (1)	28.62	29.27	29.80	29.28
Capital Expenditures
Capital acquisitions (dispositions), net (6)	(12.7)	208.4	157.8	216.7
Development capital expenditures (4)
Drilling and development	423.7	279.5	1,119.4	600.1
Facilities and seismic	42.5	36.2	130.4	104.0
Land	39.5	10.5	82.6	24.1
Total	505.7	326.2	1,332.4	728.2

(1)
Funds flow from operations, adjusted net earnings from operations, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.

(3)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.

(4)	Climate change initiatives and asset retirement includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.

(5)	The average selling prices reported are before realized derivatives.

(6)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures
Throughout this press release, the Company uses the terms "funds flow from operations", "funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to funds flow from operations", "netback" and "payout ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share - diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition activity, and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016
Cash flow from operating activities	437.0	330.2	1,269.1	1,085.8
Changes in non-cash working capital	(52.5)	33.9	(54.2)	53.4
Transaction costs	(0.4)	1.2	2.3	1.8
Decommissioning expenditures	4.9	2.8	16.9	9.5
Funds flow from operations	389.0	368.1	1,234.1	1,150.5
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016
Net income (loss)	(270.6)	(108.5)	(67.6)	(422.1)
Amortization of E&E undeveloped land	33.7	44.1	99.5	143.3
Impairment to PP&E	306.5	-	306.5	-
Unrealized derivative (gains) losses	58.0	31.7	(16.4)	568.1
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(13.4)	25.5	(147.5)	(154.7)
Unrealized (gain) loss on long-term investments	0.6	(1.1)	7.2	(6.0)
(Gain) loss on capital dispositions	(10.1)	15.3	(10.1)	15.3
Deferred tax relating to adjustments	(71.0)	(29.0)	(36.5)	(156.0)
Adjusted net earnings (loss) from operations	33.7	(22.0)	135.1	(12.1)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2017	September 30, 2016
Long-term debt (1)	4,149.9	3,799.5
Accounts payable and accrued liabilities	644.8	502.6
Dividends payable	16.7	16.2
Long-term compensation liability (2)	12.3	3.1
Cash	(74.4)	(13.8)
Accounts receivable	(304.3)	(268.1)
Prepaids and deposits	(7.4)	(6.4)
Long-term investments	(28.6)	(36.3)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(273.1)	(376.5)
Net debt	4,135.9	3,620.3
(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability.
Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Financial and Operating Highlights section in this press release.
Payout ratio is calculated on a percentage basis as dividends declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Forward-Looking Statements and Other Matters
Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.
In particular, this press release contains forward-looking statements pertaining, among other things, to the following: 2017 average and exit production guidance; expected time for closing on previously agree upon dispositions, the expected proceeds from such dispositions and the use of such proceeds; the expected continued expansion of the Uinta Basin with new horizontal drilling location and the delineation of new zones; the Company’s plans to complete vertically stacked two-mile horizontals targeting certain zones in the Uinta Basin during the fourth quarter; the Company’s expectation that it will have a total of 50 ICD systems installed by year end; the Company’s plans to continue to market additional non-core assets and the targeted potential proceeds therefrom; how capital associated with the Company’s increased 2017 capital expenditures budget is expected to be primarily spent on new play development in the Uinta and Williston basins; the Company’s expectation that it will release its 2018 budget in late fourth quarter 2017 or early January 2018; the future development potential of the lands the Company has acquired in the Flat Lake resource play during 2017; the expectation that the Company’s fourth quarter 2017 Uinta Basin program will further advance and expand the play and how such advance and expansion will be achieved; the Company’s plan to release its updated horizontal inventory in the Uinta Basin as part of its annual corporate inventory update toward year end; the additional scale for long-term organic growth provided by recent development success in the Uinta and Williston basins.
All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2016 under "Risk Factors," in our Management’s Discussion and Analysis for the year ended December 31, 2016, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2017 under “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2016, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management’s Discussion and Analysis for the quarter ended September 30, 2017 under the headings “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.
References to "total corporate inventory" signifies the Company's internally identified inventory comprised of 3,680 booked locations and 4,405 unbooked locations. References to the "productive capacity of the Company's total corporate inventory" are derived from initial 30-day production rates. Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.
FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations
Telephone: (403) 693-0020        Toll-free (US & Canada): 888-693-0020
Fax:      (403) 693-0070         Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1